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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 31)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

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


                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

          On May 8, 2001, Mr. Rogel telephoned Mr. Swindells to discuss the increase in the Offer Price and Weyerhaeuser's desire to negotiate a business combination transaction with Willamette. Mr. Swindells stated that Willamette was not for sale and that the Willamette Board would review the revised Offer later that day.





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                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                          by

                                                /s/ STEVEN R. ROGEL
                                             -----------------------------------
                                             Name:  Steven R. Rogel
                                             Title: President



                                        WEYERHAEUSER COMPANY,

                                          by

                                                /s/ STEVEN R. ROGEL
                                             -----------------------------------
                                            Name:  Steven R. Rogel
                                            Title: President and Chief
                                                   Executive Officer


          Dated: May 8, 2001





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